SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of December 20, 2002
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
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         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.




COMPANY INITIATES A FINANCIAL RESTRUCTURING PROCESS


Durango, Dgo., Mex. Corporacion Durango (NYSE: CDG, BMV: CODUSA) announced today that Rothschild Inc. and PricewaterhouseCoopers have been retained as financial advisors on its behalf to advise the Company in evaluating debt restructuring alternatives at the holding company. Certain payments owed by the Company on financial obligations have not been paid in accordance with their terms.

Miguel Rincon, Chairman and CEO of Corporacion Durango, stated "The paper industry continues in the midst of one of its worst periods ever, and although the Company has sound fundamentals, pricing for its products dropped by approximately 18% during the last two years and the weight of a Peso overvaluation of approximately 22%, coupled with the Company's high cost of capital, has hurt its flexibility to meet its financial obligations in accordance with their terms. The industry's initial stage of recovery did not materialize in the second half of 2002 as expected. The divestiture initiatives of non strategic assets previously disclosed are not occurring as anticipated. As a result, the risk that the time until recovery for the economy and the paper industry could be longer than expected, the Company has decided to look for a long-term solution to its capital structure, debt maturity profile and financial flexibility."

Mr. Rincon continued, "We intend to pursue a plan that will result in a level of debt and debt service payments that provides the Company with greater financial flexibility given today's challenging business environment. We firmly believe that Corporacion Durango will emerge from this process a financially stronger company. The Company expects that its customers and suppliers will be unaffected during the process."

The Company intends to communicate further information concerning the debt restructuring process as developments occur.

This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by the Company may differ significantly from the results discussed in the forward looking statements. Factors that may cause such differences include general economic, market, or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries, the availability of raw materials used by the Company and its subsidiaries, competitive actions by other companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  December 20, 2002		    By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer